Cboe

July 19, 2023

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BYX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BYX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 07/19/23

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- Brian Schell has resigned as an Officer of the following entities: Cboe Ascent Holdings, LLC, Cboe Bats, LLC, Cboe Building Corporation, Cboe Data and Access Solutions China, LLC, Cboe Data Services, LLC, Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe Global Indices, LLC, Cboe Global Markets, Inc., Cboe III, LLC, Cboe Livevol, LLC, Cboe Off-Exchange Services, LLC, Cboe Services Company, Cboe Silexx, LLC, Cboe Vest, LLC, Cboe, LLC, Digital Asset Benchmark Adminition, LLC, Direct Edge, LLC, Hanweck Assocaites, LLC, Loan Markets, LLC, Omicron Acquisition Corp.
- Jill Griebenow's Officer tile has changed to Treasurer of the following entities:: Cboe Ascent Holdings, LLC, Cboe Building Corporation, Cboe Data and Access Solutions China, LLC, Cboe Data Services, LLC, Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe Global Indices, LLC, Cboe III, LLC, Cboe Livevol, LLC, Cboe Off-Exchange Services, LLC, Cboe Silexx, LLC, Cboe Vest, LLC, Cboe, LLC, Digital Asset Benchmark Adminition, LLC, Direct Edge, LLC, Hanweck Assocaites, LLC, Loan Markets, LLC, Omicron Acquisition Corp.
- Jill Griebenow's Officer title has changed to EVP, CFO, Treasurer for the following entities: Cboe Bats, LLC, Cboe FX Markets, LLC, Cboe Global Markets, Inc.
- Jill Griebenow's Officer title has change to CFO, Treasurer for Cboe Services Company

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/19/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007802

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe BYX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/19/23 (MM/DD/YY) Cboe BYX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 07/19/23] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Cboe Services Company

1. *Name*: Cboe Services Company
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Stephanie Foley (Senior Vice President, Chief Human Resource Officer)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - J. Patrick Sexton (Secretary)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. <u>Cboe BZX Exchange, Inc.</u>

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe EDGA Exchange, Inc.</u>

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)

- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. <u>Cboe EDGX Exchange, Inc.</u>

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. <u>Cboe Exchange, Inc.</u>

1. *Name*: Cboe Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- Catherine Clay (EVP, Information Solutions)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Brian Schell (Chair)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cboe Services Company (Managing Member)

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (SVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)

- Allen Wilkinson (VP and Controller)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe FX Holdings, LLC (Member)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   <u>Current Officers</u>
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Senior Vice President, Chief Human Resources Officer
- Todd Furney (SVP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Corporate Strategy)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Greg Hoogasian (EVP, Chief Regulatory Officer)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Brian Schell
   - Scot Wagner

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Arianne Adams (SVP, Head of Options and Global Client Services)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kristin Boyd (Vice President, Derivative Sales)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Catherine Clay (EVP, Head of Data and Access Solutions))
- Gary Compton (VP, Communications)
- John Deters (Executive Vice President, Chief Strategy Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Brian Schell
- Chris Isaacson

Current Officers
- Dave Howson (President)
- Ed Tilly (Chief Executive Officer)
- Arianne Adams (SVP, Chief Compliance Officer)
- Kevin Carrai (VP, Market Data and Access Services)
- Brittany Carter (VP, Corporate Strategy)
- Cole Chmielewski (VP, Operations)
- Bo Chung (SVP, Global Sales and Index Licensing)
- Catherine Clay (EVP, Head of Data and Access Solutions)
- Gary Compton (VP, Corporate Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (Vice President, Software Engineering)
- Gina DeRaimo (VP, Cboe Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (SVP, Chief Human Resources Officer)
- Carmen Frazier (VP, Government Relations)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. <u>Cboe Livevol, LLC</u>

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. <u>Cboe Vest, LLC</u>

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Adams (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Alex Dalley
   - Michael Perez
   - Ruben Hilhorst
   - Natan Tiefenbrun

   <u>Current Officers</u>
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Green
   - Ruben Hilhorst
   - Natan Tiefenbrun

   <u>Current Officer</u>
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Cboe Clear Europe

1. *Name*: Cboe Clear Europe
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Supervisory Board</u>
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   <u>Current Officer</u>
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliane Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Adam Inzirillo

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Natan Tiefebrun

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)
   - BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. <u>Cboe Fixed Income Markets, LLC</u>

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Jill Griebenow
   - Michael Margolis
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg
   - Allen Wilkinson
   - Vivian Yiu (Interim President)
   - Cboe Services Company (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers
   - Dave Howson (CEO

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. <u>Cboe Australia Pty Ltd</u>

1. *Name*: Cboe Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (Independent)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Cboe Australia Services Pty Ltd

1. *Name*: Cboe Australia Services Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Vic Jokovic
   - David Trude

   Current Officers
   - Michael Somes (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. <u>Cboe Digital Holdings, Inc.</u>

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Ed Tilly

   <u>Current Officers</u>
   - Ed Tilly (President and CEO)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. <u>Cboe Clear Digital, LLC</u>

1. *Name*: Cboe Clear Digital, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   <u>Current Officers</u>
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Clear Digital Holdings, LLC (Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. <u>Aequitas EVO Connect Inc.</u>

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Dave Howson
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Aimee Schmitt (Head of Marketing and Communications)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers
   - Dave Howson (President)
   - Ed Tilly (CEO)
   - John Deters (VP)
   - Chris Isaacson (EVP and COO)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. BIDS Australia Pty. Ltd.

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.